United states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

THE TIMKEN COMPANY
(Exact Name of Registrant as Specified in its Charter)

Ohio
(State or Other Jurisdiction of Incorporation)

1-1169	34-0577130
(Commission File Number)	(I.R.S. Employer Identification No.)

4500 Mount Pleasant Street NW, North Canton, Ohio 44720
(Address of Principal Executive Offices) (Zip Code)

(234) 262-3000, Philip D. Fracassa, Executive Vice President & Chief Financial Officer
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

A copy of The Timken Company’s Conflict Minerals Report for the year ended December 31, 2024 is provided as Exhibit 1.01 hereto and is publicly available at https://www.timken.com/about/global-citizenship/timken-conflict-minerals-policy/.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY

By:	/s/ Philip D. Fracassa
Philip D. Fracassa Executive Vice President, Chief Financial Officer

Date:   May 30, 2025

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